January 13, 2012
By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Charles Lee

Re:	Demandware, Inc.
Registration Statement on Form S-1 (File No. 333-175595)
Amendment No. 3 filed November 14, 2011

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-175595) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011. We have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the SEC set forth in the letter, dated November 23, 2011, from Mara L. Ransom of the Staff to Thomas D. Ebling, President and Chief Executive Officer of the Company (the “Letter”).

We have set forth below in italics each of the Staff’s comments included in the Letter and have keyed the Company’s responses to the numbering of the comments in the Letter and the headings used in the Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.

Risk Factors, page 9

Risks Related to Our Business and Our Industry, page 9

We could incur substantial costs as a result of any claim of infringement or another party’s intellectual property rights, page 15

1.	We note your added disclosure regarding pending legal proceedings which could affect the extent to which the patent owners seek to prosecute claims against you or your customers. Please provide the information investors need to assess the magnitude of the risk. For example, quantify your indemnification obligations to your customers with respect to the indemnification requests that have been received from your customers.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2012

Response:	The Company supplementally advises the Staff that the indemnification requests received by the Company relate generally to claims asserted or threatened against its customers, most of which are at a preliminary stage and are for an indeterminate amount. The Company assesses these claims on a quarterly basis and will respond to this Comment in its next filing after completing its assessment for the quarter ended December 31, 2011.

Dilution, page 34

2.	It appears the captions of pro forma net tangible book value per share and adjusted pro forma net tangible book value per share, in fact, represents net tangible book value per share and pro forma net tangible book value per share, respectively. As such, please revise these captions to better reflect their nature. Alternatively, to be consistent with your current presentation of capitalization, please revise the dilution table to include a net tangible book value per share on an actual basis as of September 30, 2011 that excludes the automatic conversion of all outstanding shares of your preferred stock into shares of common stock.

Response:	The Company has revised page 34 of the Registration Statement in response to the Staff’s comment.

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If you require additional information, please contact me at the telephone number indicated on the first page of this letter, or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden

Mark G. Borden

cc:	Thomas D. Ebling, Demandware, Inc.